Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194855
PROSPECTUS SUPPLEMENT
(to prospectus dated April 15, 2014 and the prospectus supplements dated April 30, 2014 and July 3, 2014)
BIOMET, INC.
$1,825,000,000 6.500% Senior Notes due 2020
$800,000,000 6.500% Senior Subordinated Notes due 2020

This prospectus supplement updates and supplements the prospectus dated April 15, 2014 and the prospectus supplements dated April 30, 2014 and July 3, 2014.

See the “Risk Factors” section beginning on page 7 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is July 9, 2014.

FOURTH QUARTER AND FISCAL YEAR 2014 PRELIMINARY FINANCIAL RESULTS
The final results for the three and twelve months ended May 31, 2014 will be made available to the public with the filing of Biomet’s Form 10-K for fiscal year 2014 and will include the finalization of income tax related amounts.

Fourth Quarter Preliminary Financial Results

•	Consolidated net sales increased 7.7% worldwide to approximately $845 million

•	Knee sales grew 5.1% worldwide, with U.S. growth of 2.2%

•	S.E.T. sales increased 5.9% worldwide and grew 5.8% in the U.S.

Consolidated net sales increased 7.7% to $844.5 million worldwide during the fourth quarter of fiscal year 2014, compared to net sales of $783.9 million during the fourth quarter of fiscal year 2013. U.S. net sales increased 6.9% during the fourth quarter to $498.5 million, while Europe net sales increased 10.8% to $208.9 million and International (primarily Canada, Latin America and the Asia Pacific region) net sales increased 6.4% to $137.1 million.

Consolidated net sales reflect the benefit of approximately 2% to 2.5% from additional revenue from the 2013 Spine Acquisition. On a consolidated basis, the Company had approximately one less selling day in the quarter compared to the prior year quarter.
Preliminary reported operating income was $103.0 million during the fourth quarter of fiscal year 2014, compared to an operating loss of $139.3 million during the fourth quarter of fiscal year 2013.
Preliminary reported net income in the quarter was $66.7 million, compared to a net loss of $221.2 million during the fourth quarter of the prior year.
Preliminary reported cash flow from operations totaled $203.4 million during the fourth quarter of fiscal year 2014, compared to reported cash flow from operations of $194.7 million for the fourth quarter of fiscal year 2013.

Full Year Preliminary Financial Results

•	Consolidated net sales increased 5.6% worldwide to approximately $3,223 million

•	Knee sales grew 5.9% worldwide, with U.S. growth of 5.9%

•	S.E.T. sales increased 7.9% worldwide and grew 9.7% in the U.S.

Consolidated net sales increased 5.6% to $3,223.4 million worldwide during fiscal year 2014, compared to net sales of $3,052.9 million during fiscal year 2013. U.S. net sales increased 5.8% during the fiscal year to $1,970.4 million, while Europe net sales increased 8.7% to $772.0 million and International (primarily Canada, Latin America and the Asia Pacific region) net sales increased 0.1% to $481.0 million.
Preliminary reported operating income was $313.2 million during fiscal year 2014, compared to an operating loss of $164.5 million during fiscal year 2013.
Preliminary reported net income was $36.8 million, compared to a net loss of $623.4 million during the prior year.
Preliminary reported cash flow from operations totaled $529.0 million during fiscal year 2014, compared to reported cash flow from operations of $468.5 million for fiscal year 2013.
At May 31, 2014, reported gross debt was $5,720.4 million, and cash and cash equivalents totaled $247.6 million.

About Biomet
Biomet, Inc. and its subsidiaries design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Biomet's product portfolio includes hip and knee reconstructive products; sports medicine, extremities and trauma products; spine, bone healing and microfixation products; dental reconstructive products; and cement, biologics and other products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation
The Company’s unaudited condensed consolidated financial statements as of and for the three and twelve months ended May 31, 2014 and 2013 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the Merger referenced below and acquisitions.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current presentation. The current presentation aligns with how the Company presently reports sales and markets its products. The Company also reclassified instrument depreciation from cost of sales to selling, general and administrative expense.

2013 Spine Acquisition
On October 5, 2013, the Company and its wholly-owned subsidiaries EBI Holdings, LLC, a Delaware limited liability company (“EBI”), and LNX Acquisition, Inc., a Delaware corporation (“Merger Sub Lanx”), entered into an Agreement and Plan of Merger (the “Merger Agreement Lanx”) with Lanx, Inc., a Delaware corporation (“Lanx”). On October 31, 2013, Merger Sub Lanx merged with and into Lanx and the separate corporate existence of Merger Sub Lanx ceased (the “2013 Spine Acquisition”). Upon the consummation of the 2013 Spine Acquisition, Lanx became a wholly-owned subsidiary of EBI and the Company. As of November 1, 2013 the activities of Lanx were included in the Company’s consolidated results. The aggregate purchase price for the acquisition was approximately $150.8 million on a debt-free basis.

Rounding
Amounts may not recalculate due to rounding.

Biomet, Inc.
Product Net Sales
Three Months Ended May 31, 2014 and 2013
(in millions, except percentages, unaudited)

	Three Months Ended May 31, 2014	Three Months Ended May 31, 2013	Reported Growth %	United States Growth %
Knees	$252.4	$240.2	5.1%	2.2%
Hips	168.9	163.2	3.5%	0.4%
Sports, Extremities, Trauma (S.E.T.)	168.7	159.2	5.9%	5.8%
Spine, Bone Healing and Microfixation	124.3	97.8	27.1%	27.3%
Dental	70.3	68.5	2.6%	7.6%
Cement, Biologics and Other	59.9	55.0	9.4%	(0.2)%
Net Sales	$844.5	$783.9	7.7%	6.9%

Biomet, Inc.
Product Net Sales
Year Ended May 31, 2014 and 2013
(in millions, except percentages, unaudited)

	Year Ended May 31, 2014	Year Ended May 31, 2013	Reported Growth %	United States Growth %
Knees	$995.7	$940.0	5.9%	5.9%
Hips	649.2	632.7	2.6%	2.8%
Sports, Extremities, Trauma (S.E.T.)	647.5	600.1	7.9%	9.7%
Spine, Bone Healing and Microfixation	446.7	408.8	9.3%	6.5%
Dental	259.1	257.0	0.8%	4.6%
Cement, Biologics and Other	225.2	214.3	5.2%	—%
Net Sales	$3,223.4	$3,052.9	5.6%	5.8%

Biomet, Inc.
Geographic Net Sales
Three Months Ended May 31, 2014 and 2013
(in millions, except percentages, unaudited)

	Three Months Ended May 31, 2014	Three Months Ended May 31, 2013	Reported Growth %
Geographic Sales:
United States	$498.5	$466.3	6.9%
Europe	208.9	188.7	10.8%
International	137.1	128.9	6.4%
Net Sales	$844.5	$783.9	7.7%

Biomet, Inc.
Geographic Net Sales
Year Ended May 31, 2014 and 2013
(in millions, except percentages, unaudited)

	Year Ended May 31, 2014	Year Ended May 31, 2013	Reported Growth %
Geographic Sales:
United States	$1,970.4	$1,862.2	5.8%
Europe	772.0	710.2	8.7%
International	481.0	480.5	0.1%
Net Sales	$3,223.4	$3,052.9	5.6%

Biomet, Inc.
Consolidated Statements of Operations
Three Months and Year Ended May 31, 2014 and 2013
(in millions, except percentages, unaudited)

	Three Months Ended May 31,		Year Ended May 31,
	(Preliminary) 2014	2013	(Preliminary) 2014	2013
Net sales	$844.5	$783.9	$3,223.4	$3,052.9
Cost of sales	250.2	226.8	1,040.2	873.4
Gross profit	594.3	557.1	2,183.2	2,179.5
Selling, general and administrative expense	373.1	336.4	1,393.2	1,312.5
Research and development expense	48.2	43.1	169.6	150.3
Amortization	70.0	83.6	307.2	313.8
Goodwill impairment charge	—	240.0	—	473.0
Intangible assets impairment charge	—	(6.7)	—	94.4
Operating income (loss)	103.0	(139.3)	313.2	(164.5)
Interest expense	81.5	88.0	355.9	398.8
Other (income) expense	(8.2)	5.4	(2.8)	177.8
Income (loss) before income taxes	29.7	(232.7)	(39.9)	(741.1)
Benefit for income taxes	(37.0)	(11.5)	(76.7)	(117.7)
Net income (loss)	$66.7	$(221.2)	$36.8	$(623.4)

Biomet, Inc.
Condensed Consolidated Balance Sheets
(in millions, unaudited)

	(Preliminary) May 31, 2014	May 31, 2013
Assets
Cash and cash equivalents	$247.6	$355.6
Accounts receivable, net	577.3	531.8
Inventories	693.4	624.0
Current deferred income taxes	150.2	119.9
Prepaid expenses and other	193.2	141.3
Property, plant and equipment, net	716.0	665.2
Intangible assets, net	3,439.6	3,630.2
Goodwill	3,634.1	3,600.9
Other assets	105.4	125.8
Total Assets	$9,756.8	$9,794.7
Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$697.1	$523.8
Current portion of long-term debt	133.1	40.3
Long-term debt, net of current portion	5,587.3	5,926.1
Deferred income taxes, long-term	1,028.9	1,129.8
Other long-term liabilities	237.6	206.1
Shareholder’s equity	2,072.8	1,968.6
Total Liabilities and Shareholder’s Equity	$9,756.8	$9,794.7

Biomet, Inc.
Consolidated Statement of Cash Flows
(in millions, unaudited)

	(Preliminary) Year Ended May 31, 2014	Year Ended May 31, 2013
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income (loss)	$36.8	$(623.4)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	501.2	495.4
Amortization and write off of deferred financing costs	22.7	31.0
Stock-based compensation expense	18.2	38.3
Loss on extinguishment of debt	—	155.2
Recovery of doubtful accounts receivable	5.9	(4.9)
Realized gain on investments	(2.2)	(0.2)
Goodwill and intangible assets impairment charge	—	567.4
Deferred income taxes	(178.2)	(215.5)
Other	(14.0)	17.7
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(29.1)	(40.4)
Inventories	(23.4)	(36.0)
Prepaid expenses	(32.8)	30.5
Accounts payable	12.3	(3.4)
Income taxes	37.4	(38.4)
Accrued interest	(2.9)	(0.3)
Accrued expenses and other	177.1	95.5
Net cash provided by operating activities	529.0	468.5
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	42.8	5.5
Purchases of investments	(29.4)	(6.4)
Proceeds from sale of assets	2.4	14.0
Capital expenditures	(228.7)	(204.0)
Acquisitions, net of cash acquired - 2012 Trauma Acquisition	—	(280.0)
Acquisitions, net of cash acquired - 2013 Spine Acquisition	(148.8)	—
Other acquisitions, net of cash acquired	(3.4)	(17.7)
Net cash used in investing activities	(365.1)	(488.6)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	(2.3)	(1.3)
Payments under senior secured credit facilities	(30.3)	(33.5)
Proceeds under revolvers	159.3	86.6
Payments under revolvers	(165.3)	(80.6)
Proceeds from senior notes due 2020 and term loans	870.5	3,396.2
Tender/retirement of senior notes due 2017 and term loans	(1,091.6)	(3,423.0)
Payment of fees related to refinancing activities	(15.5)	(79.0)
Equity:
Repurchase of LVB Acquisition, Inc. shares	—	(0.1)
Option exercises	1.3	—

Net cash used in financing activities	(273.9)	(134.7)
Effect of exchange rate changes on cash	2.0	18.0
Increase (decrease) in cash and cash equivalents	(108.0)	(136.8)
Cash and cash equivalents, beginning of period	355.6	492.4
Cash and cash equivalents, end of period	$247.6	$355.6

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$347.4	$388.6
Income taxes	$82.5	$81.5